UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52776/November 16, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11979

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In the Matter of   :
                                            :
AMERICAN MACHINE, INC.,   :   ORDER MAKING FINDINGS AND
ASIA4SALE.COM, INC.,   :   REVOKING REGISTRATION
PACIFIC VISION GROUP, INC.,   :   BY DEFAULT AS TO
PREFERRED INVESTMENTS, INC.,   :   PREFERRED INVESTMENTS, INC.,
DEERWOOD, INC.,   :   DEERWOOD, INC.,
NASCENT TECHNOLOGY, INC.,   :   NASCENT TECHNOLOGY, INC.,
PROFITS EMPORIUM, INC.,   :   PROFITS EMPORIUM, INC.,
RING OF FIRE MARKETING, LTD.,   :   RING OF FIRE MARKETING, LTD.,
SEMINAR STRATEGIES &   :   SEMINAR STRATEGIES &
        MARKETING, INC.,   :   MARKETING, INC.,
SOCIAL ENGAGEMENTS   :   SOCIAL ENGAGEMENTS
        INTERNATIONAL, INC.,   :   INTERNATIONAL, INC.,
PASSOVER MANAGEMENT   :   PASSOVER MANAGEMENT
        INTERNATIONAL, LTD.,   :   INTERNATIONAL, LTD.,
TRIUMPHANT ENDEAVORS, INC.,   :   TRIUMPHANT ENDEAVORS, INC.,
IDOLEYEZ CORPORATION,   :   AND
SUN ASSET HOLDINGS, INC.,   :   EASY LIVING INVESTMENTS, INC.
SINO PHARMACEUTICALS CORP.,   :
PREMIUM FINANCIAL SERVICES &   :
        LEASING, INC.,   :
ARCADIA INVESTMENTS CORP.,   :
EASY LIVING INVESTMENTS, INC.,   :
VINEX WINES, INC., and   :
WESTERN FINANCIAL CORPORATION   :

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SUMMARY

        This Order revokes the registration of the common stock of Preferred Investments, Inc.("Preferred Investments") (CIK 1101917), Deerwood, Inc. ("Deerwood") (CIK 1105297), Nascent Technology, Inc. ("Nascent Technology") (CIK 1105308), Profits Emporium, Inc. ("Profits Emporium") (CIK 1105312), Ring of Fire Marketing, Ltd. ("Ring of Fire") (CIK

1105313), Seminar Strategies & Marketing, Inc. ("Seminar Strategies") (CIK 1105314), Social Engagements International, Inc. ("Social Engagements") (CIK 1105316), Passover Management International, Ltd. ("Passover Management") (CIK 1105311), Triumphant Endeavors, Inc. ("Triumphant Endeavors") (CIK 1105317), and Easy Living Investments, Inc. ("Easy Living Investments") (CIK 1101919) (collectively, "Respondents").[1] The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on July 13, 2005, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file any required annual and quarterly reports with the Commission for three or more years. Daniel Hodges (Hodges) is sole officer and director of Respondents, and service of the OIP on Respondents was effected in accordance with 17 C.F.R. § 201.141(a)(2)(ii) through service on Hodges on October 4, 2005.[2] Additionally, Preferred Investments, a Wyoming corporation, was served with the OIP on October 25, 2005, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Wyo. Stat. § 17-16-504(a), through service on its Wyoming resident agent.[3] To date, no Respondent has filed an Answer to the OIP.[4] The Division of Enforcement ("Division") filed a Motion for Default Judgment ("Motion") as to Respondents on October 5, 2005. No Respondent filed an opposition to the Motion. Thus, Respondents have failed to answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding within the meaning of 17 C.F.R. §

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[1] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[2] Hodges is identified as Respondents' sole officer and director in their most recent filings on the EDGAR database and the websites of their states of incorporation, Nevada and Wyoming. See https://esos.state.nv.us/SOSServices/AnonymousAccess/CorpSearch/CorpSearch.aspx (last visited November 15, 2005); http://soswy.state.wy.us/Corp_Search_Main.asp (last visited November 15, 2005). Official notice is taken of these databases pursuant to 17 C.F.R. § 201.323. The OIP was served on Hodges on October 4, 2005, at 1815 N. Placita Buendia, Tucson AZ 85479 and on October 26, 2005, at 9760 East Rock Ridge Ct., Tucson, AZ 85749.

[3] The OIP mistakenly refers to Preferred Investments, Inc. (CIK 1101917) as a Nevada corporation. However, it is a Wyoming corporation, according to its Commission filings and the Wyoming website.

[4] On July 27, 2005, the Commission received a document, filed by an attorney, titled "Dan Hodges's Answer to Order Instituting Proceedings" that disavows any responsibility, authority, or control by Hodges over any of the twenty respondents in this proceeding at the time of the alleged violations. The filing does not purport to be on behalf of, and the attorney has not entered an appearance for, any of the twenty respondents. See 17 C.F.R. § 201.102(d). Thus, it is not an Answer to the OIP on behalf of any Respondent.

201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 7.

II. FINDINGS OF FACT

Deerwood, Profits Emporium, Ring of Fire, Seminar Strategies, Social Engagements, Passover Management, and Triumphant Endeavors are Nevada shell corporations with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act since early 2000. All failed to file any periodic reports subsequent to their March 2001 filings of Forms 10-KSB for the year ended December 31, 2000.[5] Their Forms 10-KSB, which are publicly available on the Commission's EDGAR database, all reported no assets and no liabilities. Similarly, Nascent Technology is a Nevada shell corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act since early 2000. It failed to file any periodic reports subsequent to its November 14, 2000, filing of Form 10-QSB for the quarter ended September 30, 2000, which reported no assets and $338 in liabilities.

Preferred Investments and Easy Listening are Wyoming shell corporations with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act since January 26, 2000. Preferred Investments failed to file any periodic reports subsequent to its March 2, 2001, filing of Form 10-KSB for the year ended December 31, 2000, and Easy Listening failed to file any periodic reports subsequent to its May 13, 2002, filing of Form 10-QSB for the quarter ended March 31, 2002. Both reported no assets and no liabilities.

There is no active public market for the stock of any Respondent.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shells are not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the

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[5] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of PREFERRED INVESTMENTS, INC., IS REVOKED;

the REGISTRATION of the common stock of DEERWOOD, INC., IS REVOKED;

the REGISTRATION of the common stock of NASCENT TECHNOLOGY, INC., IS REVOKED;

the REGISTRATION of the common stock of PROFITS EMPORIUM, INC., IS REVOKED;

the REGISTRATION of the common stock of RING OF FIRE MARKETING, LTD., IS REVOKED;

the REGISTRATION of the common stock of SEMINAR STRATEGIES & MARKETING, INC., IS REVOKED;

the REGISTRATION of the common stock of SOCIAL ENGAGEMENTS INTERNATIONAL, INC., IS REVOKED;

the REGISTRATION of the common stock of PASSOVER MANAGEMENT INTERNATIONAL, INC., IS REVOKED;

the REGISTRATION of the common stock of TRIUMPHANT ENDEAVORS, INC., IS REVOKED; and

the REGISTRATION of the common stock of EASY LIVING INVESTMENTS , INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge